CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	1,380	70
Accounts receivable	871	1,014
Income taxes receivable	321	312
Inventories	1,412	1,247
Prepaid expenses	179	271
	4,163	2,914
Assets held for sale (note 4)	36	—
	4,199	2,914
Restricted cash (note 5)	147	121
Exploration and evaluation assets (note 6)	1,094	1,091
Property, plant and equipment, net (note 4)	24,122	27,634
Goodwill	663	700
Investment in joint ventures (note 7)	1,041	359
Long-term income taxes receivable	109	109
Other assets (note 8)	188	128
Total Assets	31,563	33,056
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	1,938	2,527
Short-term debt (note 9)	200	720
Long-term debt due within one year (note 9)	656	277
Contribution payable due within one year	165	210
Asset retirement obligations (note 10)	106	102
	3,065	3,836
Liabilities directly associated with assets held for sale (note 10)	54	—
	3,119	3,836
Long-term debt (note 9)	4,652	5,759
Other long-term liabilities (note 11)	919	743
Contribution payable	—	138
Asset retirement obligations (note 10)	2,471	2,882
Deferred tax liabilities	3,056	3,112
Total Liabilities	14,217	16,470
Shareholders’ equity
Common shares (note 12)	7,296	7,000
Preferred shares (note 12)	874	874
Retained earnings	8,298	7,589
Other reserves	867	1,123
Non-controlling interest	11	—
Total Shareholders’ Equity	17,346	16,586
Total Liabilities and Shareholders’ Equity	31,563	33,056
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2016	2015	2016	2015
Gross revenues	3,515	4,263	9,438	12,850
Royalties	(56)	(83)	(200)	(347)
Marketing and other	5	23	(79)	48
Revenues, net of royalties	3,464	4,203	9,159	12,551
Expenses
Purchases of crude oil and products	2,113	2,584	5,223	7,124
Production, operating and transportation expenses (note 13)	663	742	2,024	2,239
Selling, general and administrative expenses (note 13)	106	49	369	240
Depletion, depreciation, amortization and impairment (note 4)	638	6,074	2,057	7,843
Exploration and evaluation expenses	17	308	110	408
Loss (gain) on sale of assets (note 4)	(1,680)	(16)	(1,582)	(16)
Other – net	(10)	(105)	(54)	(188)
	1,847	9,636	8,147	17,650
Earnings (loss) from operating activities	1,617	(5,433)	1,012	(5,099)
Share of equity investment (note 7)	(21)	(1)	(23)	(1)
Financial items (note 14)
Net foreign exchange gain (loss)	1	(14)	5	54
Finance income	5	4	10	8
Finance expenses	(98)	(84)	(301)	(210)
	(92)	(94)	(286)	(148)
Earnings (loss) before income taxes	1,504	(5,528)	703	(5,248)
Provisions for (recovery of) income taxes
Current	15	74	(17)	223
Deferred	99	(1,510)	(16)	(1,690)
	114	(1,436)	(33)	(1,467)
Net earnings (loss)	1,390	(4,092)	736	(3,781)
Earnings (loss) per share (note 12)
Basic	1.37	(4.17)	0.71	(3.87)
Diluted	1.37	(4.19)	0.70	(3.92)
Weighted average number of common shares outstanding (note 12)
Basic (millions)	1,005.5	984.1	1,004.7	984.0
Diluted (millions)	1,005.5	984.1	1,004.7	984.0
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2016	2015	2016	2015
Net earnings (loss)	1,390	(4,092)	736	(3,781)
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 16)	(1)	(1)	(2)	(2)
Exchange differences on translation of foreign operations	68	578	(453)	1,038
Hedge of net investment (note 16)	(29)	(243)	199	(464)
Other comprehensive income (loss)	38	334	(256)	572
Comprehensive income (loss)	1,428	(3,758)	480	(3,209)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2014	6,986	534	12,666	366	23	—	20,575
Net loss	—	—	(3,781)	—	—	—	(3,781)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 16)	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax of $172 million)	—	—	—	1,038	—	—	1,038
Hedge of net investment (net of tax of $73 million) (note 16)	—	—	—	(464)	—	—	(464)
Total comprehensive income (loss)	—	—	(3,781)	574	(2)	—	(3,209)
Transactions with owners recognized directly in equity:
Preferred shares issuance	—	350	—	—	—	—	350
Share issue costs	—	(10)	—	—	—	—	(10)
Stock dividends paid	10	—	—	—	—	—	10
Dividends declared on common shares (note 12)	—	—	(885)	—	—	—	(885)
Dividends declared on preferred shares (note 12)	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2015	6,996	874	7,974	940	21	—	16,805

Balance as at December 31, 2015	7,000	874	7,589	1,103	20	—	16,586
Net earnings	—	—	736	—	—	—	736
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 16)	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax of $70 million)	—	—	—	(453)	—	—	(453)
Hedge of net investment (net of tax of $31 million) (note 16)	—	—	—	199	—	—	199
Total comprehensive income (loss)	—	—	736	(254)	(2)	—	480
Transactions with owners recognized directly in equity:
Stock dividends paid (note 12)	296	—	—	—	—	—	296
Dividends declared on preferred shares (note 12)	—	—	(27)	—	—	—	(27)
Non-controlling interest in subsidiary	—	—	—	—	—	11	11
Balance as at September 30, 2016	7,296	874	8,298	849	18	11	17,346
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2016	2015	2016	2015
Operating activities
Net earnings (loss)	1,390	(4,092)	736	(3,781)
Items not affecting cash:
Accretion (note 14)	29	30	96	91
Depletion, depreciation, amortization and impairment (note 4)	638	6,074	2,057	7,843
Exploration and evaluation expenses (note 6)	—	229	30	235
Deferred income taxes	99	(1,510)	(16)	(1,690)
Foreign exchange	12	14	25	35
Stock-based compensation (note 12, 13)	5	(10)	30	(24)
Gain on sale of assets (note 4)	(1,680)	(16)	(1,582)	(16)
Unrealized mark to market	(28)	(56)	12	(11)
Other	19	11	18	7
Settlement of asset retirement obligations (note 10)	(11)	(18)	(56)	(67)
Deferred revenue (note 11)	146	26	186	76
Income taxes recovered (paid)	(47)	(50)	9	(196)
Interest received	1	—	4	—
Change in non-cash working capital (note 15)	170	71	(222)	(33)
Cash flow – operating activities	743	703	1,327	2,469
Financing activities
Long-term debt issuance (note 9)	520	1,934	6,181	7,579
Long-term debt repayment (note 9)	(720)	(1,485)	(6,680)	(6,480)
Short-term debt repayment (note 9)	(660)	(72)	(520)	(101)
Debt issue costs	—	—	—	(7)
Proceeds from preferred share issuance, net of share issue costs	—	—	—	340
Dividends on common shares (note 12)	—	(291)	—	(875)
Dividends on preferred shares (note 12)	(8)	(10)	(27)	(26)
Interest paid	(64)	(62)	(246)	(217)
Other	(2)	2	14	23
Change in non-cash working capital (note 15)	67	56	198	118
Cash flow – financing activities	(867)	72	(1,080)	354
Investing activities
Capital expenditures	(309)	(817)	(1,314)	(2,364)
Proceeds from asset sales (note 4)	1,996	18	2,906	21
Contribution payable payment	(57)	(30)	(169)	(1,336)
Other	(56)	(129)	(78)	(145)
Change in non-cash working capital (note 15)	(90)	2	(286)	(345)
Cash flow – investing activities	1,484	(956)	1,059	(4,169)
Increase (decrease) in cash and cash equivalents	1,360	(181)	1,306	(1,346)
Effect of exchange rates on cash and cash equivalents	—	4	4	79
Cash and cash equivalents at beginning of period	20	177	70	1,267
Cash and cash equivalents at end of period	1,380	—	1,380	—
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream							Downstream									Corporate and Eliminations(2)			Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total			Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2016	2015	2016	2015	2016	2015		2016	2015	2016	2015	2016	2015	2016	2015		2016	2015		2016	2015
Gross revenues	941	1,253	275	250	1,216	1,503		334	190	678	839	1,642	1,973	2,654	3,002		(355)	(242)		3,515	4,263
Royalties	(56)	(83)	—	—	(56)	(83)		—	—	—	—	—	—	—	—		—	—		(56)	(83)
Marketing and other	—	—	5	23	5	23		—	—	—	—	—	—	—	—		—	—		5	23
Revenues, net of royalties	885	1,170	280	273	1,165	1,443		334	190	678	839	1,642	1,973	2,654	3,002		(355)	(242)		3,464	4,203
Expenses
Purchases of crude oil and products	6	8	273	217	279	225		225	162	516	655	1,448	1,784	2,189	2,601		(355)	(242)		2,113	2,584
Production, operating and transportation expenses	429	519	2	7	431	526		43	40	62	57	127	119	232	216		—	—		663	742
Selling, general and administrative expenses	57	51	1	2	58	53		—	1	6	7	3	3	9	11		39	(15)		106	49
Depletion, depreciation, amortization and impairment	474	5,920	1	6	475	5,926		27	26	26	26	88	74	141	126		22	22		638	6,074
Exploration and evaluation expenses	17	308	—	—	17	308		—	—	—	—	—	—	—	—		—	—		17	308
Loss (gain) on sale of assets	(236)	(15)	(1,442)	—	(1,678)	(15)		—	—	(2)	(1)	—	—	(2)	(1)		—	—		(1,680)	(16)
Other – net	18	(33)	(3)	(4)	15	(37)		—	—	(8)	—	—	(65)	(8)	(65)		(17)	(3)		(10)	(105)
	765	6,758	(1,168)	228	(403)	6,986		295	229	600	744	1,666	1,915	2,561	2,888		(311)	(238)		1,847	9,636
Earnings (loss) from operating activities	120	(5,588)	1,448	45	1,568	(5,543)		39	(39)	78	95	(24)	58	93	114		(44)	(4)		1,617	(5,433)
Share of equity investment	(1)	(1)	(20)	—	(21)	(1)		—	—	—	—	—	—	—	—		—	—		(21)	(1)
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—		—	—	—	—	—	—	—	—		1	(14)		1	(14)
Finance income	3	1	—	—	3	1		—	—	—	—	—	—	—	—		2	3		5	4
Finance expenses	(35)	(35)	—	—	(35)	(35)		(1)	—	(2)	(1)	—	—	(3)	(1)		(60)	(48)		(98)	(84)
	(32)	(34)	—	—	(32)	(34)	—	(1)	—	(2)	(1)	—	—	(3)	(1)	—	(57)	(59)	—	(92)	(94)
Earnings (loss) before income taxes	87	(5,623)	1,428	45	1,515	(5,578)		38	(39)	76	94	(24)	58	90	113		(101)	(63)		1,504	(5,528)
Provisions for (recovery of) income taxes
Current	(9)	27	—	5	(9)	32		—	(2)	—	32	—	(16)	—	14		24	28		15	74
Deferred	33	(1,547)	122	8	155	(1,539)		11	(8)	21	(7)	(8)	38	24	23		(80)	6		99	(1,510)
	24	(1,520)	122	13	146	(1,507)		11	(10)	21	25	(8)	22	24	37		(56)	34		114	(1,436)
Net earnings (loss)	63	(4,103)	1,306	32	1,369	(4,071)		27	(29)	55	69	(16)	36	66	76		(45)	(97)		1,390	(4,092)
Intersegment revenues	276	178	—	—	276	178		43	25	36	39	—	—	79	64		—	—		355	242
Expenditures on exploration and evaluation assets(3)	5	60	—	—	5	60		—	—	—	—	—	—	—	—		—	—		5	60
Expenditures on property, plant and equipment(3)	168	537	(5)	77	163	614		13	19	3	6	107	100	123	125		18	18		304	757
Expenditures on investment in joint venture(3)	27	6	12	—	39	6		—	—	—	—	—	—	—	—		—	—		39	6
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream							Downstream									Corporate and Eliminations(2)			Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total			Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2016	2015	2016	2015	2016	2015		2016	2015	2016	2015	2016	2015	2016	2015		2016	2015		2016	2015
Gross revenues	2,821	4,185	760	953	3,581	5,138		984	955	1,698	2,187	4,105	5,653	6,787	8,795		(930)	(1,083)		9,438	12,850
Royalties	(200)	(347)	—	—	(200)	(347)		—	—	—	—	—	—	—	—		—	—		(200)	(347)
Marketing and other	—	—	(79)	48	(79)	48		—	—	—	—	—	—	—	—		—	—		(79)	48
Revenues, net of royalties	2,621	3,838	681	1,001	3,302	4,839		984	955	1,698	2,187	4,105	5,653	6,787	8,795		(930)	(1,083)		9,159	12,551
Expenses
Purchases of crude oil and products	32	34	671	854	703	888		584	710	1,295	1,737	3,571	4,872	5,450	7,319		(930)	(1,083)		5,223	7,124
Production, operating and transportation expenses	1,322	1,552	17	25	1,339	1,577		119	125	175	183	391	354	685	662		—	—		2,024	2,239
Selling, general and administrative expenses	151	180	3	5	154	185		2	3	20	23	9	8	31	34		184	21		369	240
Depletion, depreciation, amortization and impairment	1,578	7,352	13	17	1,591	7,369		82	78	75	77	246	257	403	412		63	62		2,057	7,843
Exploration and evaluation expenses	110	408	—	—	110	408		—	—	—	—	—	—	—	—		—	—		110	408
Loss (gain) on sale of assets	(137)	(13)	(1,442)	—	(1,579)	(13)		—	—	(3)	(3)	—	—	(3)	(3)		—	—		(1,582)	(16)
Other – net	24	(17)	(7)	(2)	17	(19)		(1)	(11)	(9)	1	(175)	(156)	(185)	(166)		114	(3)		(54)	(188)
	3,080	9,496	(745)	899	2,335	10,395		786	905	1,553	2,018	4,042	5,335	6,381	8,258		(569)	(1,003)		8,147	17,650
Earnings (loss) from operating activities	(459)	(5,658)	1,426	102	967	(5,556)		198	50	145	169	63	318	406	537		(361)	(80)		1,012	(5,099)
Share of equity investment	(3)	(1)	(20)	—	(23)	(1)		—	—	—	—	—	—	—	—		—	—		(23)	(1)
Financial items
Net foreign exchange gain	—	—	—	—	—	—		—	—	—	—	—	—	—	—		5	54		5	54
Finance income	3	3	—	—	3	3		—	—	—	—	—	—	—	—		7	5		10	8
Finance expenses	(111)	(106)	—	—	(111)	(106)		(1)	—	(5)	(4)	(2)	(2)	(8)	(6)		(182)	(98)		(301)	(210)
	(108)	(103)	—	—	(108)	(103)	—	(1)	—	(5)	(4)	(2)	(2)	(8)	(6)	—	(170)	(39)	—	(286)	(148)
Earnings (loss) before income taxes	(570)	(5,762)	1,406	102	836	(5,660)		197	50	140	165	61	316	398	531		(531)	(119)		703	(5,248)
Provisions for (recovery of) income taxes
Current	(112)	(152)	—	227	(112)	75		—	(24)	—	73	—	18	—	67		95	81		(17)	223
Deferred	(43)	(1,406)	116	(199)	73	(1,605)		54	38	38	(29)	23	(104)	115	(95)		(204)	10		(16)	(1,690)
	(155)	(1,558)	116	28	(39)	(1,530)		54	14	38	44	23	(86)	115	(28)		(109)	91		(33)	(1,467)
Net earnings (loss)	(415)	(4,204)	1,290	74	875	(4,130)		143	36	102	121	38	402	283	559		(422)	(210)		736	(3,781)
Intersegment revenues	698	829	—	—	698	829		116	115	116	139	—	—	232	254		—	—		930	1,083
Expenditures on exploration and evaluation assets(3)	32	185	—	—	32	185		—	—	—	—	—	—	—	—		—	—		32	185
Expenditures on property, plant and equipment(3)	566	1,706	51	126	617	1,832		32	34	40	16	556	243	628	293		37	54		1,282	2,179
Expenditures on investment in joint venture(3)	96	15	12	—	108	15		—	—	—	—	—	—	—	—		—	—		108	15
As at September 30, 2016 and December 31, 2015
Total exploration and evaluation assets, property, plant and equipment, net	17,562	20,173	55	891	17,617	21,064		1,003	1,053	1,158	1,193	5,187	5,139	7,348	7,385		251	276		25,216	28,725
Total assets held for sale	36	—	—	—	36	—		—	—	—	—	—	—	—	—		—	—		36	—
Total assets	18,654	21,103	1,407	1,699	20,061	22,802		1,082	1,141	1,419	1,448	6,822	6,784	9,323	9,373		2,179	881		31,563	33,056
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2015 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2015, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on October 26, 2016.
Note 3 Significant Accounting Policies
Recent Accounting Standards
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the impact of adopting IFRS 16 on the consolidated financial statements.

Amendments to IAS 7 Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
In April 2016, the IASB issued amendments to IFRS 15. The amendments have the same effective date as the standard and will be applied to annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Amendments to IFRS 2 Share-based Payment
In June 2016, the IASB issued amendments to IFRS 2 to be applied for annual periods beginning on or after January 1, 2018 with early adoption permitted. The amendments clarify how to account for certain types of share-based payment transactions. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

Changes in Accounting Policy
Effective January 1, 2016, the Company adopted the following new accounting standards issued by the IASB:

Amendments to IAS 1 Presentation of Financial Statements
The amendments clarify guidance on materiality and aggregation, use of subtotals, aggregation and disaggregation of financial statement line items, the order of the notes to the financial statements and disclosure of significant accounting policies. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

Amendments to IFRS 7 Financial Instrument: Disclosures
The amendments clarify:

•	Whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required; and

•	The applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.
The adoption of this amended standard has no impact on the Company's consolidated financial statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Amendments to IAS 34 Interim Financial Reporting
The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The adoption of this amended standard has no impact on the Company's consolidated financial statements.
Note 4    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2015	50,388	1,465	2,313	8,136	2,688	64,990
Additions	557	53	32	595	42	1,279
Acquisitions	58	—	—	—	—	58
Transfers from exploration and evaluation (note 6)	16	—	—	—	—	16
Changes in asset retirement obligations	2	—	—	—	—	2
Disposals and derecognition	(5,444)	(1,329)	—	(9)	(1)	(6,783)
Transfers to assets held for sale	(460)	—	—	—	—	(460)
Exchange adjustments	(227)	—	—	(392)	—	(619)
September 30, 2016	44,890	189	2,345	8,330	2,729	58,483
Accumulated depletion, depreciation, amortization and impairment
December 31, 2015	(31,300)	(574)	(1,260)	(2,676)	(1,546)	(37,356)
Depletion, depreciation, amortization and impairment	(1,567)	(23)	(82)	(274)	(111)	(2,057)
Disposals and derecognition	3,956	463	—	9	2	4,430
Transfers to assets held for sale	424	—	—	—	—	424
Exchange adjustments	73	—	—	125	—	198
September 30, 2016	(28,414)	(134)	(1,342)	(2,816)	(1,655)	(34,361)
Net book value
December 31, 2015	19,088	891	1,053	5,460	1,142	27,634
September 30, 2016	16,476	55	1,003	5,514	1,074	24,122
Assets Dispositions
On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets for cash proceeds of $1.69 billion. The Company also recognized an investment of $621 million for its 35 percent retained interest. This transaction resulted in a change of control and the recognition of a pre-tax gain of $1.44 billion and an after-tax gain of $1.32 billion. The assets and related liabilities were recorded in the Upstream Infrastructure and Marketing segment. The assets are held by a newly formed limited partnership, Husky Midstream Limited Partnership (“HMLP”), of which Husky owns 35 percent, Power Assets Holding Ltd. (“PAH”) owns 48.75 percent and Cheung Kong Infrastructure Holdings Ltd. (“CKI”) owns 16.25 percent. Husky remains operator of the assets.

During the third quarter of 2016, the Company completed the sale of its southeast Saskatchewan, Redwater, Pembina, Abbey, Rosevear and Orloff assets to third parties for gross proceeds of approximately $299 million, resulting in a pre-tax gain of $229 million and an after-tax gain of $167 million. The assets and related liabilities were recorded in the Upstream Exploration and Production segment.
Assets Held for Sale
During the third quarter of 2016, the Company signed a purchase and sale agreement with a third party to sell select assets in Southern Alberta for gross proceeds of $23 million. As at September 30, 2016, the assets and related liabilities have been classified as assets held for sale and recorded at the lesser of fair value less costs to sell and their carrying amount, and depletion ceased. The assets and related liabilities are recorded in the Upstream Exploration and Production segment.
Note 5    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in the Asia Pacific Region. As at September 30, 2016, the Company had deposited funds of $147 million (December 31, 2015 - $121 million) which are classified as non-current and included in restricted cash in the condensed interim consolidated balance sheets.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 6    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2015	1,091
Additions	73
Disposals	(6)
Transfers to oil and gas properties (note 4)	(16)
Expensed exploration expenditures previously capitalized	(30)
Exchange adjustments	(18)
September 30, 2016	1,094
Note 7    Joint Ventures
Husky Midstream Limited Partnership
On July 15, 2016, the Company completed the sale of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan. The assets are held by a newly-formed limited partnership, HMLP, of which Husky owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent.
The classification of the joint arrangement as either a joint operation or a joint venture requires judgment. It was determined that Husky has an interest in the net assets of and has significant influence over HMLP. As a result, the joint arrangement is classified as a joint venture. The Company uses the equity method of accounting for its investment in HMLP. Results of the joint venture are included in the Upstream Infrastructure and Marketing segment.
In determining the classification of the joint arrangement, the Company considered the following:

•	HMLP is a separate legal entity;

•	The Company has an interest in HMLP but no direct interest in the assets of HMLP;

•	The Company is liable for debts and obligations of HMLP only to the extent of its investment in HMLP;

•	Creditors of HMLP do not have recourse against the Company with respect to debts or obligations of HMLP;

•	The general partner of HMLP has the authority to direct the affairs of HMLP. The general partner is jointly controlled by the Company, PAH and CKI; and

•	A wholly owned subsidiary of the Company is the operator of HMLP and has the authority to direct day-to-day operations.
Summarized below is the financial information for HMLP.

Results of Operations
($ millions, except share of equity investment)	Three and nine months ended September 30, 2016
Revenues	70
Expenses	(126)
Net loss	(56)
Share of equity investment (percent)	35%
Proportionate share of equity investment	(20)

Balance Sheets
($ millions, except share of equity investment)	September 30, 2016
Current assets	63
Non-current assets	2,356
Current liabilities	(131)
Non-current liabilities	(567)
Net assets	1,721
Share of net assets (percent)	35%
Carrying amount in statement of balance sheets(1)	602
(1) The remaining carrying amount of $439 million relates to the Company's share of net assets in Husky-CNOOC Madura Ltd.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 8    Other Assets

Other Assets
($ millions)	September 30, 2016	December 31, 2015
Long-term receivables	116	33
Leasehold incentives	25	34
Precious metals	21	23
Other	26	38
End of period	188	128
Note 9    Debt and Credit Facilities

Short-term Debt
($ millions)	September 30, 2016	December 31, 2015
Commercial paper (1)	200	720
(1) The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2016 on outstanding commercial paper was 0.97 percent per annum (December 31, 2015 - 0.81 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Long-term debt
Syndicated Credit Facility	2018	—	499	—	—
6.20% notes(1)	2017	—	415	—	300
6.15% notes(1)	2019	394	415	300	300
7.25% notes(1)	2019	984	1,038	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	656	692	500	500
4.00% notes(1)	2024	984	1,038	750	750
3.55% notes	2025	750	750	—	—
6.80% notes(1)	2037	507	535	387	387
Debt issue costs(2)		(25)	(27)	—	—
Unwound interest rate swaps		2	4	—	—
Long-term debt		4,652	5,759	2,687	2,987
Long-term debt due within one year
7.55% notes(1)	2016	262	277	200	200
6.20% notes(1)	2017	394	—	300	—
Long-term debt due within one year		656	277	500	200

(1)
All of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency. Refer to Note 16 for foreign currency risk management.

(2)	Calculated using the effective interest rate method.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Credit Facilities
During the nine months ended September 30, 2016, the Company had cumulative long-term debt issuances of $6,181 million related to borrowings against the Company's syndicated credit facility and cumulative long-term debt repayments of $6,680 million towards the Company's syndicated credit facility.
On March 9, 2016, the maturity date for one of the Company's $2.0 billion revolving syndicated credit facilities, previously set to expire on December 14, 2016, was extended to March 9, 2020. In addition, the Company's leverage covenant was replaced by a debt to capital covenant calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders' equity and certain adjusting items specified in the agreement. The Company was in compliance with the syndicated credit facility covenants at September 30, 2016 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. As at September 30, 2016, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 and no borrowings under its $2.0 billion facility expiring June 19, 2018 (December 31, 2015 - $499 million).
Notes
At September 30, 2016, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus and U.S. $3.0 billion under its U.S. Shelf Prospectus and related U.S. registration statement.
The Company's notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 10    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2016 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2015	2,984
Additions	8
Liabilities settled	(56)
Liabilities disposed	(379)
Transfers to liabilities directly associated with assets held for sale	(54)
Change in estimates	(6)
Exchange adjustment	(16)
Accretion (note 14)	96
September 30, 2016	2,577
Expected to be incurred within one year	106
Expected to be incurred beyond one year	2,471
The Company has deposited $147 million (December 31, 2015 - $121 million) of cash into restricted accounts for funding of future asset retirement obligations of the Asia Pacific Region. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
The Company has derecognized $379 million of its asset retirement obligations related to the legacy Western Canada asset dispositions and select midstream asset dispositions that closed prior to September 30, 2016.
Asset retirement obligations of $54 million are directly associated with the legacy Western Canada asset dispositions classified as assets held for sale at September 30, 2016.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 11    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	September 30, 2016	December 31, 2015
Employee future benefits	184	176
Finance lease obligations	260	266
Stock-based compensation	12	12
Deferred revenue	292	109
Leasehold incentives	104	104
Other	67	76
End of period	919	743
The deferred revenue relates to the take or pay commitment with respect to natural gas production from the Liwan 3-1 field in the Asia Pacific Region. The Company has received payment for volumes not taken as per the terms of the agreement as at September 30, 2016.
Note 12    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2015	984,328,915	7,000
Stock dividends	21,122,939	296
September 30, 2016	1,005,451,854	7,296
The Company issued stock dividends of $296 million on January 11, 2016, on account of common share dividends declared for the third quarter of 2015. Stock dividend shares are issued as a fraction of a common share which is determined by dividing the dollar amount of the dividend by the volume weighted average price per share over the five day trading period immediately prior to the payment date. The common share dividend was suspended by the Board of Directors for the fourth quarter of 2015. There were no common share dividends declared in the first nine months of 2016 (nine months ended September 30, 2015 - $885 million).
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2015	36,000,000	874
Series 1 shares converted to Series 2 shares	(1,564,068)	(38)
Series 2 shares converted from Series 1 shares	1,564,068	38
September 30, 2016	36,000,000	874
On February 16, 2016, Husky announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (the "Series 1 Preferred Shares") on March 31, 2016. As a result, subject to certain conditions, the holders of Series 1 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 2 (the "Series 2 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2016, holders of 1,564,068 Series 1 Preferred Shares exercised their option to convert their shares, on a one-for-one basis, to Series 2 Preferred Shares.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Cumulative Redeemable Preferred Shares Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	2	3	3	7	7	10	10
Series 2 Preferred Shares(1)	—	—	—	—	—	—	—	—
Series 3 Preferred Shares	2	2	3	3	8	8	9	9
Series 5 Preferred Shares	2	2	2	2	7	7	5	5
Series 7 Preferred Shares	2	2	2	2	5	5	2	2
	8	8	10	10	27	27	26	26
(1) Series 2 Preferred Shares dividends declared and paid were less than $1 million.

The dividend rate applicable to the Series 2 Preferred Shares for the three month period commencing June 30, 2016 to, but excluding, September 30, 2016 is equal to the sum of the Government of Canada 90 day treasury bill rate on May 31, 2016 plus 1.73 percent, being 2.269 percent. The floating rate quarterly dividend applicable to the Series 2 Preferred Shares will be reset every quarter. The dividend rate applicable to the Series 1 Preferred Shares for the five year period commencing March 31, 2016, to, but excluding, March 31, 2021 is equal to the sum of the Government of Canada five year bond yield on March 1, 2016 plus 1.73 percent, being 2.404 percent. Both rates were calculated in accordance with the articles of amendment of Husky dated March 11, 2011, creating the Series 1 Preferred Shares and Series 2 Preferred Shares.

At September 30, 2016 and 2015, there were no preferred share dividends payable.
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the Company's stock option plan and Performance Share Units ("PSU") for the three and nine months ended September 30, 2016 and 2015:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Stock option plan(1)	—	(12)	5	(33)
PSUs	5	2	25	9
Stock-based compensation	5	(10)	30	(24)
(1) Stock-based compensation for the three months ended September 30, 2016 was less than $1 million.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net earnings (loss)	1,390	(4,092)	736	(3,781)
Effect of dividends declared on preferred shares in the period	(8)	(10)	(27)	(26)
Net earnings (loss) - basic	1,382	(4,102)	709	(3,807)
Dilutive effect of accounting for stock options as equity-settled(1)	(2)	(17)	(3)	(47)
Net earnings (loss) - diluted	1,380	(4,119)	706	(3,854)

(millions)
Weighted average common shares outstanding - basic	1,005.5	984.1	1,004.7	984.0
Effect of dilutive stock options and stock dividends declared	—	—	—	—
Weighted average common shares outstanding - diluted	1,005.5	984.1	1,004.7	984.0

Earnings (loss) per share – basic ($/share)	1.37	(4.17)	0.71	(3.87)
Earnings (loss) per share – diluted ($/share)	1.37	(4.19)	0.70	(3.92)

(1)
Stock-based compensation expense was less than $1 million and $5 million based on cash-settlement for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 – recovery of $12 million and $33 million), respectively. Stock-based compensation expense would have been $2 million and $8 million based on equity-settlement for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 – expense of $5 million and $14 million), respectively. For the three and nine months ended September 30, 2016, equity settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash settlement.

For both the three and nine months ended September 30, 2016, 26 million tandem options (for both the three and nine months ended September 30, 2015 – 28 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.
Note 13    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income (loss) for three and nine months ended September 30, 2016 and 2015:

Production, Operating and Transportation Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Services and support costs	242	277	753	863
Salaries and benefits	150	158	465	469
Materials, equipment rentals and leases	69	75	200	221
Energy and utility	101	117	292	341
Licensing fees	48	65	176	199
Transportation	7	16	24	46
Other	46	34	114	100
	663	742	2,024	2,239

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The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for three and nine months ended September 30, 2016 and 2015:

Selling, General and Administrative Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2016	2015	2016	2015
Employee costs(1)	70	56	206	170
Stock-based compensation expense (recovery)(2)	5	(10)	30	(24)
Contract services	15	19	61	58
Equipment rentals and leases	8	7	26	24
Maintenance and other	8	(23)	46	12
	106	49	369	240

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2) Stock-based compensation expense (recovery) represents the cost to the Company for participation in share-based payment plans.
Note 14    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Foreign exchange
Loss on translation of U.S. dollar denominated long-term debt	—	(12)	—	(34)
Gain (loss) on non-cash working capital	—	9	(20)	28
Other foreign exchange gain (loss)	1	(11)	25	60
Net foreign exchange gain (loss)	1	(14)	5	54
Finance income
Interest income	—	—	—	1
Other	5	4	10	7
Finance income	5	4	10	8
Finance expenses
Long-term debt	(82)	(79)	(249)	(222)
Contribution payable	(1)	(2)	(5)	(14)
Other	(2)	(3)	(14)	(13)
	(85)	(84)	(268)	(249)
Interest capitalized(1)	16	30	63	130
	(69)	(54)	(205)	(119)
Accretion of asset retirement obligations (note 10)	(29)	(30)	(96)	(91)
Finance expenses	(98)	(84)	(301)	(210)
	(92)	(94)	(286)	(148)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2015 - 5 percent).

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Note 15    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Decrease (increase) in non-cash working capital
Accounts receivable	200	125	(65)	277
Inventories	(29)	258	(307)	161
Prepaid expenses	18	(38)	71	(43)
Accounts payable and accrued liabilities	(42)	(216)	(9)	(655)
Change in non-cash working capital	147	129	(310)	(260)
Relating to:
Operating activities	170	71	(222)	(33)
Financing activities	67	56	198	118
Investing activities	(90)	2	(286)	(345)
Note 16 Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, long-term income taxes receivable, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2016	As at December 31, 2015
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	8	6
Crude oil(2)	(7)	8
Foreign currency contracts – FVTPL
Foreign currency forwards	3	—
Other assets – FVTPL	2	2
Hedge of net investment(3)(4)	(741)	(940)
	(735)	(924)

(1)
Natural gas contracts includes a $4 million increase as at September 30, 2016 (December 31, 2015 - $14 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $40 million at September 30, 2016 (December 31, 2015 - $67 million).

(2)
Crude oil contracts includes a $15 million increase at September 30, 2016 (December 31, 2015 – $6 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $246 million at September 30, 2016 (December 31, 2015 - $190 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's selected net investments in its foreign operations with a U.S. dollar functional currency.

The Company's other financial instruments that are not related to derivatives or hedging activities are included in cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, long-term income taxes receivable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

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The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at September 30, 2016 was $5.8 billion (December 31, 2015 – $5.6 billion).
The fair values of commodity put and call options under a short term hedging program are determined using quoted market prices which are classified as Level 1 measurements. The estimation of the fair value of commodity derivatives other than commodity put and call options and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities except for those arising from the commodity put and call options are classified as Level 2 measurements. During the three and nine months ended September 30, 2016 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments including commodity put and call options under the short term hedging program to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Earnings Impact of Market Risk Management Contracts
The realized and unrealized gains (losses) recognized on market risk management contract positions for the three and nine months ended September 30, 2016 are set out below:

	Three months ended September 30, 2016
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	21	—	—
Crude oil	8	—	—
	29	—	—
Foreign currency
Foreign currency forwards(1)	—	2	(14)
	29	2	(14)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other-net, while realized gains or losses are included in net foreign exchange gains in the condensed interim consolidated statements of income (loss).

	Nine months ended September 30, 2016
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	2	—	—
Crude oil	(15)	—	—
Crude oil call options	—	(67)	—
Crude oil put options	—	(54)	—
	(13)	(121)	—
Foreign currency
Foreign currency forwards(1)	—	3	—
	(13)	(118)	—
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other-net, while realized gains or losses are included in net foreign exchange gains in the condensed interim consolidated statements of income (loss).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19

Commodity Price Risk Management
For the nine months ended September 30, 2016 the Company incurred a realized loss of $121 million on the short term corporate hedging program which is recorded in other-net in the condensed interim consolidated statements of income (loss). The hedging program concluded in June 2016.

Foreign Currency Risk Management
At September 30, 2016, the Company had designated U.S. $3.2 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2015 - $3.2 billion). For the three and nine months ended September 30, 2016, the Company incurred an unrealized loss of $29 million and gain of $199 million (three and nine months ended September 30, 2015 – unrealized loss of $243 million and loss of $464 million), respectively, arising from the translation of the debt, net of tax of $5 million and $31 million (three and nine months ended September 30, 2015 – net of tax of $38 million and $73 million), respectively, which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
At September 30, 2016, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $2 million (December 31, 2015 – $4 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $1 million and $2 million for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 – $6 million and $17 million), respectively.
At September 30, 2016, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $18 million (December 31, 2015 – $20 million), net of tax of $6 million (December 31, 2015 – net of tax of $7 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of $1 million and $2 million for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 – less than $1 million and $2 million), respectively.
Note 17 Related Party Transactions
On July 15, 2016, the Company completed the sale of 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan for gross proceeds of $1.69 billion in cash. The assets include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 mmbbls of storage capacity at Hardisty and Lloydminster and other ancillary assets. The assets are held by a newly-formed limited partnership HMLP, of which Husky owns 35 percent, PAH owns 48.75 percent and CKI owns 16.25 percent. This transaction is a related party transaction, as PAH and CKI are affiliates of one of the Company’s principal shareholders, and has been measured at fair value. The transaction enabled the Company to further strengthen its balance sheet while maintaining operatorship and preserving the integration between its heavy oil production, marketing and refining assets. Subsequent to the sale of its ownership interest, the Company performs management services as the operator of the pipeline for which it earns a management fee from HMLP. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing its blending business and the Company also pays for transportation and storage services. For the three and nine months ended September 30, 2016 the Company charged HMLP $22 million related to management services, and the Company had purchases from HMLP of $8 million related to the use of the pipeline for its blending activities and $22 million related to transportation and storage. As at September 30, 2016, the Company had $42 million due from HMLP and $11 million due to HMLP related to these transactions. All transactions with HMLP have been measured at fair value.
Note 18 Commitments and Contingencies
The Company’s firm transportation agreements increased by $2.77 billion, resulting in total transportation commitments of $6.76 billion. These agreements, some of which are subject to regulatory approval, are for terms of up to 20 years subsequent to the date of commencement.

In addition, the company signed related blending and storage agreements, increasing operating leases by $955 million, resulting in total operating lease commitments of $2.70 billion. These agreements are for terms of up to 20 years subsequent to the date of commencement.

The majority of the increases in the Company's commitments relates to contracts with HMLP.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 20